UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS

FILED PURSUANT TO § 240.13D-1(A) AND

AMENDMENTS THERETO FILED PURSUANT TO § 240.13D-2(A)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 25)

Capital Product Partners L.P.

(Name of Issuer)

Common units, representing limited partner interests

(Title of Class of Securities)

Y11082206

(CUSIP Number)

Gerasimos (Jerry) Kalogiratos

Capital Maritime & Trading Corp.

3 Iassonos Street

Piraeus, 18537, Greece

Tel: +30 210 458-4950

with a copy to:

Richard A. Pollack

Sullivan & Cromwell LLP

1 New Fetter Lane

London, EC4A 1AN

Tel: +44-20-7959-8900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 6, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No. Y11082206	Page 2 of 9

1.	Name of Reporting Person Capital Maritime & Trading Corp.
2.	Check the Appropriate Box if a Member of a Group (A) ☐ (B) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization The Republic of The Marshall Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: None
	8.	Shared Voting Power: 5,166,150 Common Units(1)
	9.	Sole Dispositive Power: None
	10.	Shared Dispositive Power: 5,166,150 Common Units(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,166,150 Common Units(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 25.9%(2)
14.	Type of Reporting Person CO

(1)

“Common Units” refers to the common units issued by Capital Product Partners L.P. (the “Issuer”) representing limited partnership interests of the Issuer. The Marinakis family, including Evangelos M. Marinakis, through its beneficial ownership of Capital Maritime, may be deemed to beneficially own the Common Units held by Capital Maritime.

(2)	The percentages reported in this Schedule 13D are calculated using a denominator of 19,952,926 Common Units outstanding (excluding 869,020 treasury units and 348,570 general partner units).

CUSIP No. Y11082206	Page 3 of 9

1.	Name of Reporting Person Evangelos M. Marinakis
2.	Check the Appropriate Box if a Member of a Group (A) ☐ (B) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Greece

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: None
	8.	Shared Voting Power: 5,166,150 Common Units(1)
	9.	Sole Dispositive Power: None
	10.	Shared Dispositive Power: 5,166,150 Common Units(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,166,150 Common Units(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 25.9%(2)
14.	Type of Reporting Person IN

(1)

Represents the number of Common Units held by Capital Maritime that may be deemed to be beneficially owned by the Marinakis family, including Evangelos M. Marinakis. The Marinakis family may be deemed to beneficially own Capital Maritime.

(2)	The percentages reported in this Schedule 13D are calculated using a denominator of 19,952,926 Common Units outstanding (excluding 869,020 treasury units and 348,570 general partner units).

CUSIP No. Y11082206	Page 4 of 9

1.	Name of Reporting Person Miltiadis E. Marinakis
2.	Check the Appropriate Box if a Member of a Group (A) ☐ (B) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Greece

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: None
	8.	Shared Voting Power: 1,153,846 Common Units(1)
	9.	Sole Dispositive Power: None
	10.	Shared Dispositive Power: 1,153,846 Common Units(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,153,846 Common Units(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 5.8%(2)
14.	Type of Reporting Person IN

(1)	Represents the number of Common Units held by Capital Gas Corp. (“Capital Gas”) that may be deemed to be beneficially owned by Miltiadis E. Marinakis on behalf of the Marinakis family.
(2)	The percentages reported in this Schedule 13D are calculated using a denominator of 19,952,926 Common Units outstanding (excluding 869,020 treasury units and 348,570 general partner units).

CUSIP No. Y11082206	Page 5 of 9

This Amendment No. 25 amends and supplements the disclosures in Items 2 and 4 of the Schedule 13D (the “Schedule 13D”) filed with the SEC on April 4, 2008, as amended by amendments thereto filed on September 29, 2023, June 21, 2023, May 26, 2023, October 17, 2022, August 8, 2022, April 4, 2022, December 21, 2021, December 7, 2021, October 18, 2021, September 22, 2020, September 10, 2020, May 1, 2019, December 14, 2018, December 3, 2018, April 23, 2015, September 29, 2014, March 29, 2013, June 13, 2012, May 31, 2012, October 26, 2011, October 5, 2011, May 9, 2011, February 26, 2009, and April 30, 2008, relating to the Common Units of the Issuer, a limited partnership organized under the laws of the Republic of the Marshall Islands. Unless specifically amended hereby, the disclosures set forth in the Schedule 13D remain unchanged.

Item 2. Identity and Background.

This Schedule 13D is jointly filed by Capital Maritime & Trading Corp. (“Capital Maritime”), Evangelos M. Marinakis and Miltiadis E. Marinakis (collectively, the “Reporting Persons”).

The principal business office and address of each Reporting Person is c/o Capital Maritime, 3 Iassonos Street Piraeus, 18537, Greece.

Mr. Evangelos M. Marinakis is the chairman and a director of Capital Maritime.

Mr. Miltiadis E. Marinakis is the son of Mr. Evangelos M. Marinakis. Although not engaged in day-to-day management, Mr. Miltiadis E. Marinakis holds and oversees certain shipping interests on behalf of the Marinakis family.

Capital Maritime is a corporation incorporated in the Marshall Islands. The principal business of Capital Maritime consists of shipping and transportation services.

Capital Gas is a corporation incorporated in the Marshall Islands. The principal business of Capital Gas consists of shipping and transportation services.

The name, position, address and citizenship of the directors and executive officers of Capital Maritime are set forth on Schedule A attached hereto, and are incorporated herein by reference.

During the past five years, none of the Reporting Persons, and to the best of their knowledge, none of the Reporting Persons’ directors or executive officers (as applicable) (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and restated as follows:

The Reporting Persons acquired the Issuer’s securities as part of the transactions described in Item 3 above.

As of the date of this amendment to the Reporting Persons’ Schedule 13D, the Reporting Persons intend to explore the possibility of proposing to the Issuer that it consider changing its business focus to concentrate on the liquefied natural gas carrier (“LNG/C”) market. In connection with such possible change in business focus, the Reporting Persons intend to take exploratory steps, which may include but are not limited to, assessing LNG/C market opportunities in relation to the Issuer’s existing business (including the possibility of acquiring certain LNG/C vessels from affiliates of the Reporting Persons), assessing debt and equity funding sources for any LNG/C vessel acquisitions and considering a change in the Issuer’s corporate form. As of the date of this amendment to the Reporting Persons’ Schedule 13D, the Reporting Persons have not made any decision with respect to such potential proposal and the Reporting Persons may or may not ultimately pursue such potential proposal.

Other than as set out above, the Reporting Persons have no plans or proposals which relate to or would result in any of the following actions (except as disclosed herein and except that the Reporting Persons or their affiliates may, from time to time or at any time, subject to market conditions and other factors, acquire additional Common Units in the open market, in privately negotiated transactions, or otherwise, or sell all or a portion of the Common Units now owned or hereafter acquired by them to one or more purchasers):

•	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

•	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

•	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

•

Any change in the present board of directors or management of the General Partner of the Issuer, including any plans or proposals to change the number or term of officers or to fill any existing vacancies on the management;

CUSIP No. Y11082206	Page 6 of 9

•	Any material change in the present capitalization or dividend policy of the Issuer;

•	Any other material change in the Issuer’s business or partnership structure;

•	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

•

Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

•	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

•	Any action similar to any of those enumerated above.

Notwithstanding the foregoing, the Reporting Persons expect to engage in discussions with management, the board and other stockholders of the Issuer and other relevant parties concerning the business, assets, capitalization, financial condition, operations, governance, management, strategy and future plans of the Issuer, which discussions may include proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons intend to review their investments in the Issuer on a continuing basis. Depending on various factors (including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the board, price levels of the Common Units, other investment opportunities available to the Reporting Persons, concentration of positions in the investments of the Reporting Persons, market conditions and general economic and industry conditions), the Reporting Persons may take such actions with respect to their investments in the Issuer as they deem appropriate, including, without limitation, purchasing additional Common Units or other financial instruments related to the Issuer or selling some or all of their beneficial or economic holdings, engaging in hedging or similar transactions with respect to the securities relating to the Issuer and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Capital GP L.L.C., the general partner of the Issuer (the “General Partner”), is a limited liability company organized under the laws of the Republic of the Marshall Islands. The General Partner was initially formed and controlled by Capital Maritime. On April 26, 2019, Capital Maritime transferred all membership interests in the General Partner to a vehicle wholly owned by Miltiadis E. Marinakis, as part of a reallocation of various shipping interests and businesses among members of the Marinakis family. Mr. Miltiadis E. Marinakis, born in 1999, is the son of Evangelos M. Marinakis. Although not engaged in day-to-day management, Mr. Miltiadis E. Marinakis holds and oversees certain shipping interests on behalf of the Marinakis family.

Pursuant to the Limited Liability Company Agreement of the General Partner dated March 22, 2007, the management of the General Partner is vested exclusively in its members from time to time. Accordingly, Mr. Miltiadis E. Marinakis, acting on behalf of the Marinakis family as the sole member of the General Partner, has the right to appoint and elect all the officers of the General Partner.

Pursuant to the terms of the Second Amended and Restated Agreement of Limited Partnership of the Issuer, dated February 22, 2010 (as amended from time to time, the “Partnership Agreement”), the General Partner controls the appointment of three of the eight members of the Issuer’s board of directors. Accordingly, through the right to manage the General Partner, Mr. Miltiadis E. Marinakis, acting on behalf of the Marinakis family, has the ability to influence the management, policies and control of the Issuer.

The General Partner may not be removed from its position as General Partner of the Issuer unless two thirds of the outstanding Common Units, including units held by the General Partner and its affiliates, as well as the majority of the board of directors of the Issuer vote to approve such removal. As of October 6, 2023, the Reporting Persons may be deemed to beneficially own in aggregate 31.7% of the Common Units issued and outstanding. Accordingly, the Reporting Persons have the ability to significantly influence the outcome of any unitholder votes on the removal of the General Partner.

Furthermore, the General Partner is able to prevent the Issuer and its subsidiaries from taking certain significant actions, including, among other things:

•	certain dispositions of assets of the Issuer;

•	a merger or consolidation of the Issuer;

•	the dissolution of the Issuer;

•	certain acquisitions of assets;

•	certain incurrences of debt; and

•	certain issuances of equity interests in the Issuer.

CUSIP No. Y11082206	Page 7 of 9

References to, and descriptions of, the Partnership Agreement set forth in this Item 4 are qualified in their entirety by reference to the Partnership Agreement and the amendments thereto contained as exhibits to the Issuer’s Current Reports on Form 6-K filed or furnished with the SEC on February 24, 2010, September 30, 2011, May 23, 2012, March 21, 2013, and August 26, 2014.

The information set forth in Item 3 of this Schedule 13D is hereby incorporated herein by reference.

CUSIP No. Y11082206	Page 8 of 9

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 6, 2023

CAPITAL MARITIME & TRADING CORP.

/s/ Gerasimos (Jerry) Kalogiratos
Name:	Gerasimos (Jerry) Kalogiratos
Title:	Chief Financial Officer

EVANGELOS M. MARINAKIS

/s/ Evangelos M. Marinakis

MILTIADIS E. MARINAKIS

/s/ Miltiadis E. Marinakis

CUSIP No. Y11082206	Page 9 of 9

SCHEDULE A

Directors and Executive Officers of Capital Maritime:

Name and Position	Principal Business Address	Citizenship
Evangelos M. Marinakis Director and Chairman	Capital Maritime & Trading Corp. 3 Iassonos Street Piraeus, 18537, Greece	Greece

Gerasimos (Jerry) Kalogiratos Director, President, Chief Executive Officer, Chief Financial Officer and Secretary	Capital Maritime & Trading Corp. 3 Iassonos Street Piraeus, 18537, Greece	Greece

Pierre de Demandolx-Dedons Director	Capital Maritime & Trading Corp. 3 Iassonos Street Piraeus, 18537, Greece	France